

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2006

Via Facsimile (617) 345-1300 and U.S. Mail

Deborah L. Thaxter
Nixon Peabody LLP
100 Summer Street
Boston, Massachusetts 02110-1832

> **Re: Boston Financial Qualified Housing Tax Credits L.P. IV**
> **Schedule 14D-9 filed February 28, 2006**
> **File No. 5-80100**

Dear Ms. Thaxter:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments may be inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule 14D-9

Item 4. The Solicitation or Recommendation.

1.   This section indicates that the Managing General Partners, in determining whether or not to approve the offer, has considered certain factors. Item 4 of Schedule 14D-9 and Item 1012(b) of Regulation M-A requires that reasons be cited to explain the board's position. Please revise this section to clarify which of the enumerated factors are in fact reasons that support the board's decision to not recommend the offer to security holders, or advise. In addition, please expand the "factors" to explain how they support the decision to not recommend the transaction. Vague statements of topics are not sufficient.

* * * *

Please furnish a cover letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing any amendments to your filing and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Please direct any questions to me at 202.551.3345.

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers and
Acquisitions